Acquisition of Taihan ST Co., Ltd.

Pursuant to a sale and purchase agreement dated as of July 17, 2009 between POSCO and Taihan ST Co., Ltd. (“Taihan”), on July 29, 2009, POSCO made a partial payment to Taihan in the amount of KRW 50 billion towards the total purchase price of KRW 60 billion.

On July 24, 2009, a fire accident caused certain damages to facilities owned by one of Taihan’s subsidiary, Daimyung TMS Co., Ltd. Upon settlement of all insurance matters, POSCO will pay the outstanding balance of the Total Purchase Price.